SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2016

Commission File Number: 1-32135

Seabridge Gold Inc.
(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SEABRIDGE GOLD INC.

(the “Company”)

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibits 99.1, 99.2 and 99.3 hereto are incorporated by reference (as exhibits) to the Company’s registration statements on Form F-10/A (File No. 333-197653) and Form S-8 (File No. 333-211331), as may be amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

Date: August 12, 2016	/s/ Chris Reynolds
Chris Reynolds
VP Finance and CFO

EXHIBIT INDEX

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three Months ended June 30, 2016.

Exhibit 99.2	Management’s Discussion and Analysis for the Three Months ended June 30, 2016.

Exhibit 99.3	Report to Shareholders for the Quarter ended June 30, 2016.

Exhibit 99.4	Press Release issued August 11, 2016 in which the Registrant announced the filing of its Second Quarter Report to Shareholders and its Financial Statements and Management’s Discussion and Analysis for the three months ended June 30, 2016.